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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED APRIL 1, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: April 1, 2009
                                    By:  /s/ David Bar-Yosef
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                                         David Bar-Yosef, Advocate
                                         General Counsel

      SHAMIR OPTICAL INDUSTRY LTD. ANNOUNCES RECEIPT OF NOTICE FROM NASDAQ
     OF NONCOMPLIANCE WITH NASDAQ AUDIT COMMITTEE COMPOSITION REQUIREMENTS

     KIBBUTZ SHAMIR, ISRAEL, APRIL 1, 2009, Shamir Optical Industry Ltd.
(Nasdaq: SHMR) (the "Company") a leading provider of innovative products and technology to the ophthalmic lens market, today announced that the Company received a letter on March 31, 2009 from the Nasdaq Stock Market indicating that the Company no longer complies with the audit committee composition requirements as set forth in Marketplace Rule 4350, which requires a listed company to have an audit committee of at least three independent members. As a result of the resignation of Mr. Joseph Tzur from the Company's board of directors on March
20, 2009, the Company's audit committee as of today has only two independent members.

     In accordance with Marketplace Rule 4350(d)(4), Nasdaq has provided the
Company a cure period to regain compliance until the earlier of the Company's next annual shareholders' meeting or March 20, 2010; or if the next annual shareholders' meeting is held before September 16, 2009, then the Company must evidence compliance no later than September 16, 2009.

     During the cure period, the Company's ordinary shares will continue to trade on Nasdaq, subject to the Company's continued compliance with other Nasdaq listing requirements. The Company has begun the process of identifying a third audit committee member and expects to regain compliance with Nasdaq's audit committee composition requirements within the cure period.

ABOUT SHAMIR:

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.